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ANNUAL AUDI... ...ORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH DC

SEC FILE NUMBER
8- 53416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 AND ENDING 12/31/2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silver Portal Capital, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 Prospect Street, Suite 220
(No. and Street)

La Jolla CA 92037
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Burland East 858-362-3550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio N. #500, San Diego, CA 92108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jon K. Haahr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silver Portal Capital, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA B. JANDT AUVIL
COMM. #1334083
Notary Public-California
SAN DIEGO COUNTY
My Comm. Exp. Dec 9, 2005

Signature

Designated Principal
Title

Lisa B. Jandt Auvil
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVER PORTAL CAPITAL, LLC
ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

SILVER PORTAL CAPITAL, LLC

TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS

Statements of Financial Condition 2
Statements of Operations 3
Statements of Changes in Members' Capital 4
Statements of Cash Flows 5
Notes to Financial Statements 6-8

SUPPLEMENTARY SCHEDULES

Computation of Net Capital under Rule 15c3-1 9
Computation of Reserve Requirements pursuant to Rule 15c3-3 10
Information Relating to the Possession or Control Requirements under Rule 15c3-3 11

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL 12-13

PKF
Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT

Members of
Silver Portal Capital, LLC
La Jolla, CA

We have audited the accompanying statements of financial condition of Silver Portal Capital, LLC (the "Company"), (a California limited liability corporation) as of December 31, 2004 and 2003, and the related statements of operations, changes in members' capital, and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Portal Capital, LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

San Diego, California
January 24, 2005

PKF
Certified Public Accountants
A Professional Corporation

SILVER PORTAL CAPITAL, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

ASSETS

	2004	2003
Cash and cash equivalents	$ 356,467	$ 564,384
Accounts receivable, net (Note 3)	678,094	30,602
Prepaid expenses	11,285	18,819
Total current assets	1,045,846	613,805
Property and equipment, net (Note 4)	107,743	87,969
Deposits	25,000	25,000
Total other assets	132,743	112,969
Total assets	$ 1,178,589	$ 726,774

LIABILITIES AND MEMBERS' CAPITAL

	2004	2003
Current liabilities:		
Accounts payable	$ 23,146	$ 16,305
Accrued Liabilities	79,755	67,630
Total current liabilities	102,901	83,935
Long-term liabilities	6,667	6,667
Total liabilities	109,568	90,602
MEMBERS' CAPITAL		
Members' capital	439,822	977,047
Retained earnings (Accumulated deficit)	629,199	(340,875)
Total members' capital	1,069,021	636,172
Total liabilities and members' capital	$ 1,178,589	$ 726,774

The accompanying notes are an integral part of the financial statements

SILVER PORTAL CAPITAL, LLC
STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2004 and 2003

	2004	2003
Revenue:		
Fee revenue	$ 2,427,901	$ 1,082,592
Total revenue	2,427,901	1,082,592
Costs and expenses:		
General and administrative	1,565,775	894,547
Total costs and expenses	1,565,775	894,547
Other income	115,143	120,919
Income (loss) before provision for income taxes	977,269	308,964
Provision for income taxes	7,195	800
Net income (loss)	$ 970,074	$ 308,164

The accompanying notes are an integral part of the financial statements

SILVER PORTAL CAPITAL, LLC
STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
For the Year Ended December 31, 2004 and 2003

	Members' capital	Accumulated deficit	Total
Balance at October 18, 2002	$ 877,047	$ (649,039)	$ 228,008
Contributions	100,000	–	100,000
Net income	–	308,164	308,164
Balance at December 31, 2003	977,047	(340,875)	636,172
Contributions	41,824	–	41,824
Distributions	(579,049)	–	(579,049)
Net income	–	970,074	970,074
Balance at December 31, 2004	$ 439,822	$ 629,199	$ 1,069,021

The accompanying notes are an integral part of the financial statements

SILVER PORTAL CAPITAL, LLC
STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 970,074	$ 308,164
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	40,052	41,629
Gain on disposal of capital asset	(12,093)	–
Changes in certain assets and liabilities:		
Accounts receivable	(647,492)	(27,662)
Other assets	7,534	(867)
Other liabilities	18,966	75,087
Net cash provided by operating activities	377,041	396,351
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(39,909)	15,312
Proceeds from disposal of capital asset	34,000	–
Net cash used in investing activities	(5,909)	(15,312)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	–	100,000
Capital distributions	(579,049)	–
Net cash (used) provided by financing activities	(579,049)	100,000
Net (decrease) increase in cash	(207,917)	481,039
Cash at the beginning of the year	564,384	83,345
Cash at the end of the year	$ 356,467	$ 564,384
Cash paid during the year for:		
Taxes	$ 7,195	$ 800
Interest	$ –	$ –

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the year ended December 31, 2004, a capital contribution in the form of a compny vehicle was made in the amount of $41,824.

The accompanying notes are an integral part of the financial statements

NOTE 1 - ORGANIZATION

Silver Portal Capital, LLC (the "Company") was incorporated in California in September 2000 as Burland East, LLC. On May 29, 2001 the Company changed its name to Silver Portal Capital, LLC. The Company began doing business on October 18, 2001 as a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(i). To maintain this exemption, the Company does not hold customer funds and/or securities.

NOTE 2 - ACCOUNTING POLICIES

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents include amounts on deposit with financial institutions and investments maturing within 90 days.

Fee revenue, which result from the Company providing investment advisory services for the sale of limited partnership or membership interests under private offerings in the real estate industry and the structuring of joint ventures, are recorded as they are earned.

Other income consists primarily of reimbursement of operating expenses from a sublessor of office space and clients' reimbursement of direct expenses.

Concentration of Credit Risk

The Company maintains its checking and money market accounts at a financial institution located in California. Accounts at this bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2004, the Partnership's uninsured cash balance was approximately $256,000. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk with respect to its cash and cash equivalents.

NOTE 3 - ACCOUNTS RECEIVABLE

Accounts receivable, as of December 31, 2004, consist of amounts due from Silver Portal Capital Advisors, an affiliate and to a lesser degree, amounts from a sublessor of office space from the Company. Due to the inability of the affiliate to pay the Company, the amount of $35,000 has been fully reserved. The Company has allowed approximates $17,000 for additional accounts receivable which may be uncollectible. At December 31, 2004, the Company had a receivable from one entity which approximates $603,000.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed over the estimated useful life of the depreciable asset, ranging from three to seven years, using either the straight-line or declining balance methods.

	December 31, 2004	December 31, 2003
Computer and related equipment	$ 41,483	$ 37,373
Furniture and fixtures	85,388	83,078
Company vehicle	75,312	57,048
Accumulated depreciation	(94,440)	(89,530)
	$ 107,743	$ 87,969

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company leases its primary facility under a non-cancelable operating lease that expires in 2005. The Company generally pays taxes, insurances, and maintenance expenses related to the leased facilities. Gross rent expense was $140,244 for the year ended December 31, 2004. During 2004 the Company received approximately $41,000 of sub-lease income from a related party who is on a month to month sublease with the Company (Note 7). Future minimum lease commitments under the non-cancelable operating lease are as follows:

Year Ending	
2005	$ 105,504

In 2003 the Company assisted in providing financing for a hotel partnership ("Partnership"). In recognition for services rendered, the Company received an ownership interest in the Partnership. As of December 31, 2004 the value of the Company's interest in the Partnership was not readily determinable. Revenues, when received, will be recognized in the period in which they are received. Accordingly, the Company has not valued this investment as of December 31, 2004.

NOTE 6 -INCOME TAXES

Effective May 29, 2001, the Company elected to be taxed as a Limited Liability Corporation (LLC). Accordingly, revenues and expenses are reported on the members' individual income tax returns, and no provision for federal income taxes is included in the Company's financial statements. The $7,195 and $800 income tax provision represents the California LLC and minimum franchise tax paid by the Company in 2004 and 2003.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company is involved in certain related party transactions with an affiliate, Silver Portal Capital Advisors ("Advisors"). For the period October 18, 2001 to December 31, 2002 Advisors was charged $35,235 by the Company for office rent and related expenses, which has not been collected and is fully reserved for in the accompanying financial statements as of December 31, 2004 and 2003 (Note 3). In addition, the Company leases a portion of its office space to Wachovia Securities (formerly First Union Securities) for office rent and related expenses. For the year ended December 31, 2004 Wachovia Securities paid the Company $40,934 for rent and related expenses.

NOTE 8 - NET CAPITAL REQUIREMENTS

Under SEC Rule 15c3-1(a)(2), the Company is required to maintain a minimum net capital of $5,000, and shall not permit its aggregate indebtedness to all other persons to exceed 800% of its net capital. As of December 31, 2004 and 2003, the Company had net capital of $239,770 and $462,494, respectively. This was $232,465 in excess of its required net capital for 2004 and $456,454 for 2003. The Company's net capital ratio was 46% as of December 31, 2004 and 20% as of December 31, 2003. (See supplementary information for calculations).

NOTE 9 - EMPLOYEE RETIREMENT PLAN

The Company has a 401(k) defined contribution retirement plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to 15% of annual compensation. The Company made a 3% Safe Harbor Non-Elective Contribution and a 2% Employer Tiered Profit Sharing Contribution in 2004 totaling $79,755. In 2003, the Company made a Qualified Non-Elective Contribution of 5% of annual compensation totaling $67,630.

SUPPLEMENTARY INFORMATION

SILVER PORTAL CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004 and 2003

	2004	2003
Total assets	$ 1,178,589	$ 726,774
Total liabilities	109,568	90,602
Members' capital	1,069,021	636,172
Less non-allowable assets:		
Prepaid expenses	11,285	18,819
Deposit	25,000	25,000
Property and equipment	107,743	87,969
Account receivable	678,094	30,602
	822,122	162,390
Haircut on securities	7,129	11,288
Net capital	$ 239,770	$ 462,494

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

	2004	2003
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 7,305	$ 6,040
Net capital in excess of amount required	$ 232,465	$ 456,454
Aggregate indebtedness	$ 109,568	$ 90,602
Ratio of aggregate indebtedness to net capital	46%	20%

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART IIA OF FORM X-17A-5)

	2004	2003
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 262,770	$ 226,395
Adjustments, net:		
Reclassification of payroll entries	–	303,729
Adjustment of 401K plan accrual	–	(67,630)
Adjustment of origination fee accrual	(23,000)	–
Net capital, as adjusted	$ 239,770	$ 462,494

SILVER PORTAL CAPITAL, LLC
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2004 and 2003

The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c3-3 subparagraph (k)(2)(i). To maintain this exemption, the Company does not hold customer funds and/or securities. If any customer funds and/or securities are received, they are to be promptly forwarded.

SILVER PORTAL CAPITAL, LLC
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2004 and 2003

The Company does not hold customer securities, and consequently qualifies for exemption under the provisions of the Rule.

PKF

Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Members of
Silver Portal Capital, LLC
La Jolla, CA

In planning and performing our audits of the financial statements of Silver Portal Capital as of December 31, 2004 and 2003, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements do not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we considered to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Silver Portal Capital for the years ended December 31, 2004 and 2003, and this report does not affect our report thereon dated January 24, 2005.

As a result of the Company's small size, the assignment of job responsibilities does not provide an adequate segregation of duties. Effective internal control contemplates a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, it is important that you be aware of this condition.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

PKF

San Diego, California
January 24, 2005

PKF
Certified Public Accountants
A Professional Corporation